GCI, LLC
12300 Liberty Boulevard
Englewood, Colorado 80112

September 26, 2019

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Kathryn Jacobson and Claire DeLabar, Senior Staff Accountants

Re:	GCI, LLC
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 000-05890

Dear Ms. Jacobson and Ms. DeLabar,

Set forth below are responses to the comments contained in the Staff’s letter to Brian J. Wendling, Senior Vice President, Controller and Principal Financial Officer of GCI, LLC (“GCI”), dated September 17, 2019, regarding the GCI Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”).  For your convenience, each of our responses below is preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K and unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K. Terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

* * *

Form 10-K for Fiscal Year Ended December 31, 2018

Results of Operations - Consolidated
Adjusted OIBDA, page II-5

1.
Comment: You refer to Note 15 of the financial statements for a reconciliation of Adjusted OIBDA to Operating Income (loss) and Earnings (loss) from continuing operations before income taxes. The notes to the financial statement may not include non-GAAP measures. Additionally, the ASC 280 reconciliation is not a substitute for the required non-GAAP reconciliation. Refer to Item 10(e)(ii)(C) of Regulation S-K. In this regard, please

–	provide the required reconciliation for your non-GAAP measure, Adjusted EBITDA, and define it hereunder, starting with its most comparable GAAP measure.

–	omit the non-GAAP reference in the segment footnotes.

Please also comply with this comment in your Forms 10-Q and 8-K.

Response: In response to the Staff’s comment, we will revise our disclosure in our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K as follows:

•
In the footnote to our financial statements containing information about GCI’s operating segments, remove reference to Adjusted OIBDA being a non-GAAP financial metric and remove references to consolidated segment Adjusted OIBDA;

•
In “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations-Consolidated,” (i) include a reconciliation of Operating income (loss) to Adjusted OIBDA, (ii) define Adjusted OIBDA as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and other related costs and impairment charges, rather than revenue less operating expenses and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring and impairment charges, and (iii) remove the existing cross-reference to the notes to the financial statements for the applicable reconciliation; and

•
Except with respect to the ASC 280 reconciliation included in the footnote to GCI’s financial statements about its operating segments, begin all reconciliations with operating income (loss) and reconcile to Adjusted OIBDA.

* * *

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-5437.

Very truly yours,

/s/ Brian J. Wendling

Brian J. Wendling

cc:	Renee L. Wilm - GCI Liberty, Inc.
Blaine Versaw - KPMG
Beverly B. Reyes - Baker Botts L.L.P.